CHINA PROPERTIES DEVELOPMENTS, INC.
89 Chang’an Middle Road
Yangming International Tower
26/27 Flrs.
Xi’an, China 710061

VIA EDGAR

January 16, 2009

Kevin Woody
Accounting Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:          China Properties Developments, Inc.
File No. 000-50637
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008

Dear Mr. Woody:

This letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) dated December 18, 2008 to China Properties Developments, Inc. (the “Company”).  The responses below correspond to the numbered comments contained in the Comment Letter.

Form 10-K for the year ended December 31, 2007

Financial Statements

Note 2 – Significant Accounting Policies

J – Revenue Recognition, page F-9

1.
We are unclear how you have responded, in full to our prior comment 1.  Expand your response, and your financial statement disclosure, to describe the criteria under GAAP the Company must meet in order to recognize revenue and how the Company meets those criteria.  In your response, reference SFAS 66, SAB 104 and any other authoritative literature you have relied upon to develop your accounting policies.

This issue was commented on in almost identical form by letter dated May 9, 2006 from SEC Assistant Chief Accountant (see comment 11 thereof).  We have re-reviewed SFAS 66 and SAB 104 and note that our particular disclosure of accounting policies has not been changed in format since immediately following the May 9, 2006 comments and any subsequent changes to our financial statements.  In addition, the Company’s means and sources of revenue have not changed in the intervening period.

In this regard, please advise if the SEC is now requiring that the disclosure concerning revenue recognition must make specific reference to SFAS 66 or SAB 104.

Form 10-Q for the quarterly period ended June 30, 2008

Note 13, Business Combination, page 20

2.
We have considered your response to our prior comment 4 and remain unclear how you have accounted for the acquisition of the Shaanxi Xin Yuan Real Estate Co.  Please provide a more detailed response explaining the contracts you have entered into with Shaanxi Xin Yuan Real Estate Co. Ltd, and the accounting conclusion you made related to those agreements.  In your response, explain to us how Xi’an Jaihui Real Estate Co. could own a 54% interest in the acquired entity prior to and after the acquisition while Shaanxi Xin Yuan Real Estate Co., Ltd already owns an 84% control interest in the entity both before and after the transaction.

This is a “combination of businesses” by virtue of the agreements between the Company and Shaanxi Xin Yuan Real Estate Co.  This is not, however, a business combination as contemplated by SFAS 141, where the entities have a combination through an acquisition or merger, or of an exchange of shares which create a single entity controlled by the same shareholders.

In this instance, Xin Yuan has entered into agreements which require the Company to manage Xin Yuan’s assets and accounts. In addition, the Company has been given, vis-à-vis a contract, the right to pledge Xin Yuan’s assets and equity for purposes of new debt.  Further, Xin Yuan has agreed, in the contracts, to not borrow new debt on its own or to pay dividends from its retained earnings.  And, the management contract between the two entities calls for payment of the net earnings of Xin Yuan to be paid to the Company as management fees.

The Company has not acquired any ownership in Xin Yuan, even though both entities have been contractually combined for operating and control purposes.  Management believes that the lack of acquisition makes this combination more like the circumstances described in EITF 02-5.

The following table was included in our first response on this matter on November 3, 2008.

	Percentage of Common Control
Company	Before June 1, 2008	After June 1, 2008

Xi’an Jaihui Real Estate Co., Ltd	54.0%	54.0%

Shaanxi Xin Yuan Real Estate Co., Ltd	84.0%	84.0%

The represented common ownership is based upon an analysis of the shareholders of the Company (which includes 90.28% of Xi’an Jaihui) and the shareholders of Xin Yuan.  The same shareholders owning 54% of the Company also won 84% of Xin Yuan.  Again, this situation appears to be described in EITF 02-5.

Thank you for your attention to this matter.  Please direct any questions or requests for clarification of matters addressed in this letter to Steven Lou, our Chief Financial Officer at our offices, or our counsel, David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP at 973-443-0600 or by fax at 973-443-0609.

Very truly yours,

CHINA PROPERTIES DEVELOPMENTS, INC.

/s/ Ping’an Wu
Ping’an Wu
Chief Executive Officer

/s/ Shuo (Steven) Lou
Shuo (Steven) Lou
Chief Financial Officer